Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No.

76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

Material Fact

Granting of Injunctive Relief in Judicial Recovery

Oi S.A. (the “Company”), in accordance with Art. 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporations Law”), in line with the Material Fact dated June 20, 2016, informs its shareholders and the market in general that, on this date, the 7th Corporate Court of the State of Rio de Janeiro granted, in the judicial recovery proceeding requested by Oi and certain subsidiaries (the “Oi Companies”), a request for injunctive relief to determine the following:

a)	The suspension of all lawsuits and execution actions against the Oi Companies, for a period of 180 days, in order to avoid the imposition of judicial constraints during the period between the filing of the request for judicial recovery and the granting of its processing;

b)	An exemption from the requirement to present clearance certificates under any circumstance related to the Oi Companies, including for the exercise of their activities (including any debt clearance certificate regarding revenues managed by ANATEL and clearance certificate of distribution of bankruptcy and judicial claims).

The full decision regarding the preliminary injunction granted is available to the Company’s shareholders at the Company’s headquarters and on its website (www.oi.com.br/ri), as well as on the CVM’s Sistema Empresas.NET (www.cvm.gov.br) and the BM&FBovespa website (www.bmfbovespa.com.br). A copy of the above mentioned judicial decision, translated to English, will be filed with the U.S. Securities and Exchange Commission on Form 6-K as soon as possible.

The Company will keep its shareholders and the market informed of the development of the issues disclosed in this Material Fact.

Rio de Janeiro, June 21, 2016.

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer